U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 FORM U-9C-3




                   QUARTERLY REPORT PURSUANT TO RULE 58 OF
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

              For the quarterly period ended September 30, 1998



                          New Century Energies, Inc.
                     (Name of Registered Holding Company)

                   1225 17th Street, Denver, Colorado 80202
                  (Address of Principal Executives Offices)

                     Inquires concerning this Form U-9C-3
                          may be directed to either:

                               Teresa S. Madden
                                  Controller
                          New Century Energies, Inc.
                         1225 17th Street, Suite 900
                               Denver, CO 80202
                                (303) 294-2338

                                      or

                              William M. Dudley
                          Associate General Counsel
                          New Century Energies, Inc.
                         1225 17th Street, Suite 600
                               Denver, CO 80202
                                (303) 294-2500

                          NEW CENTURY ENERGIES, INC.
                                 FORM U-9C-3
                   For the Quarter Ended September 30, 1998

                              Table of Contents

                                                                          Page

Item 1.  Organization Chart                                                  1

Item 2.  Issuances and Renewals of Securities and Capital Contributions      2

Item 3.  Associated Transactions                                             2

Item 4.  Summary of Aggregate Investment                                     3

Item 5.  Other Investments                                                   3

Item 6.  Financial Statements and Exhibits                                   3

SIGNATURE                                                                    4

Item 1. - ORGANIZATION CHART


             Name of                Energy or                                          Percentage of             Nature
             Reporting              Gas Related          Date of          State of        Voting                   of
              Company                Company            Organization     Organization  Securities Held           Business
              -------                -------            ------------     ------------  ---------------           --------

New Century Energies, Inc.(a)
  NC Enterprises, Inc. (a)
   New Century-Cadence, Inc. (a)    Energy-related      August 28, 1997       CO            100%          Holds energy-related
                                                                                                          company
     Cadence Network LLC            Energy-related      September 3, 1997     DE            33 1/3%       Energy management and
                                                                                                          consulting services; also
                                                                                                          brokering and marketing of
                                                                                                          energy commodities
   Planergy Group (a)               Energy-related       January 2, 1990      TX            100%          Holds energy-related
                                                                                                          companies
     Planergy, Inc. (a)             Energy-related       August 19, 1977      TX            100%          Energy management and
                                                                                                          consulting services
     Planergy Services, Inc. (a)    Energy-related       July 30, 1987        DE            100%          Energy management and
                                                                                                          consulting services

_______________________
(a)   Directly and/or indirectly holds securities in energy-related companies.

                       Narrative Description of Activities for Reporting Period

New Century Cadence, Inc. - Exclusively in business of holding interest in Cadence Network LLC. Cadence Network LLC provides a single source for both energy management services and products designed to lower energy costs for national companies that operate at multiple locations.

Planergy Group and subsidiaries - Effective April 1, 1998, NC Enterprises, Inc. purchased all of the outstanding common stock, and assumed other outstanding debt, of Falcon Seaboard Energy Services, Inc. (FSES). Subsequently, FSES changed its name to the Planergy Group. Planergy Group consists of two principal operating subsidiaries providing energy management, consulting and demand side management services to industrial, commercial, utility and municipal customers. The operating subsidiaries consist of Planergy, Inc. and Planergy Services, Inc. Other subsidiaries that were acquired are inactive or have no significant operations or employees.

Item 2. - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTION

CAPITAL CONTRIBUTIONS:

Company                          Company                    Amount of
Contributing                     Receiving                  Capital
Capital                          Capital                    Contribution

New Century-Cadence, Inc.        Cadence Network LLC        $835,000

Item 3. - ASSOCIATED TRANSACTIONS

Part I. - Transactions performed by reporting companies on behalf of associate companies.

Reporting  Associate
Company    Company   Types of    Direct      Indirect       Cost        Total
Rendering  Receiving Services    Costs       Costs          of          Amount
Services   Services  Rendered    Charged     Charged        Capital     Billed

NONE (a)

(a) Planergy, Inc. has two contracts with Southwestern Public Service Company, a New Century Energies, Inc. system operating company. These contracts were entered into and approved by the Public Utility Commission of Texas prior to the acquisition and, accordingly, are not reported herein.

Part II. - Transactions performed by associate companies on behalf of reporting companies.

Reporting  Associate
Company    Company   Types of    Direct      Indirect       Cost        Total
Rendering  Receiving Services    Costs       Costs          of          Amount
Services   Services  Rendered    Charged     Charged        Capital     Billed

NONE

Item 4. - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:        (in thousands)

  Total consolidated capitalization as of
      September 30, 1998                        $  5,073,530              Line 1

  Total capitalization multiplied by 15%
  (Line 1 multiplied by 0.15)                        761,030              Line 2

  Greater of $50 million or line 2                             $761,030   Line 3

  Total current aggregate investment:
  (categorized by major line of
   energy-related business)
     Energy management services (Category I)          17,663
       Total current aggregate investment                         17,663  Line 4
                                                                  ------

  Difference between the greater of $50
   million or 15% of capitalization and
   the total aggregate investment of the
   registered holding company system                            $743,367  Line 5
   (line 3 less line 4)                                         ========


Investments in gas-related companies:

NONE


Item 5. - OTHER INVESTMENTS

Major Line              Other               Other               Reason for
of Energy-Related       Investment in Last  Investment in This  Difference in
Business                U-9C-3 Report       U-9C-3 Report       Other Investment

NONE


Item 6. - FINANCIAL STATEMENTS AND EXHIBITS

A.   Financial Statements:

      Exhibit A-1 Financial statements of Cadence Network, LLC for the quarter ended September 30, 1998 - filed under confidential treatment pursuant to Rule 104(b).

      Exhibit A-2 Financial statements of the Planergy Group and subsidiaries for the quarter ended September 30, 1998 - filed under confidential treatment pursuant to Rule 104(b).

B.   Exhibits:

NONE

                                    SIGNATURE

      The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.


                                                   New Century Energies, Inc.



                                                  By /s/ Teresa S. Madden
                                                      Teresa S. Madden
                                                      Controller


November 23, 1998

With the above signature, I also certify that the corresponding report on Form U-9C-3 for the second quarter of 1998 was filed with New Century Energies, Inc.'s interested state commissions whose names and addresses are listed below.

Public Utilities Commission of the State of Colorado
1580 Logan Street
Denver, CO   80203

Public Service Commission of Wyoming
Hansen Building, Suite 300
2515 Warren Avenue
Cheyenne, WY   82002

Public Utility Commission of Texas
1701 N. Congress Avenue
Austin, Texas   78711

New Mexico Public Utility Commission
224 E. Palace Avenue
Santa Fe, NM   87503

Kansas Corporation Commission
1500 SW Arrowhead Road
Topeka, KS   66604

Oklahoma Corporation Commission
2101 N. Lincoln Blvd., Suite 130
Oklahoma City, OK   73105


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